Exhibit 10.1

EMPLOYMENT AGREEMENT

for

PETER PFREUNDSCHUH

This Employment Agreement (the “Agreement”) is made this 28th June, 2024 between Y-mAbs Therapeutics, Inc. (the “Company”) and Peter Pfreundschuh (the “Executive”) (collectively, the “Parties”).

WHEREAS, the Company desires for Executive to provide services to the Company as well as its subsidiaries (together with the Company, the “Group”), and wishes to provide Executive with certain compensation and benefits in return for such employment services; and

WHEREAS, Executive wishes to be employed by the Company and to provide personal services to the Company in return for certain compensation and benefits;

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

1.Employment by the Company.

Position.  Expected to be June 28th, 2024, which date may be earlier or later by mutual agreement of the parties (the “Hire Date”), Executive shall serve as the Company’s Chief Financial Officer. During Executive’s employment with the Company, Executive will devote Executive’s best efforts, adhere to Executive’s fiduciary duties and devote substantially all of Executive’s business time and attention to the business of the Company, except for approved time off permitted by the Company’s general employment policies.  Subject to the foregoing limitations, the Company is aware that Executive also will also from time to time pursue certain outside activities as described in Section 10 below.

Duties.  Executive shall perform such duties as are required by Company’s Chief Executive Officer (the “CEO”), to whom Executive will report.  Subject to the terms of this Agreement, the Company may modify Executive’s job title, duties, and reporting relationship as it deems necessary and appropriate in light of the Company’s needs and interests from time to time.

Location. Initially, Executive shall predominantly work from the Company’s  offices in New York, New York (notwithstanding his working remotely two or three days a week as his schedule and workload may allow).  It is understood, however, that Executive will relocate his primary place of business with the Company to wherever it relocates its headquarters within the next 12 months, currently contemplated to be in Princeton, New Jersey. The Company reserves the right to reasonably require Executive to perform Executive’s duties at places other than Executive’s primary office location from time to time, and to require reasonable business travel.  As previously discussed with the Executive, the Executive understands that this will also involve working in the Company’s Danish offices at times.

Policies and Procedures.  The employment relationship between the Parties shall be subject to the general employment policies and practices of the Company as they may interpreted, adopted, revised or deleted from time to time in the Company’s sole but reasonable discretion.  Notwithstanding the foregoing, in the event the terms of this Agreement differ from or are in conflict with the Company’s general employment policies or practices, this Agreement shall control. Executive agrees to abide by such policies and practices.

2.Compensation.

Salary.  For services to be rendered hereunder, Executive shall receive an initial base salary at the rate of five hundred thousand dollars ($500,000) per year, including eligibility for any scheduled salary increases relating to the close of fiscal 2024 as per Company practices. This will be subject to review and adjustment by the Company in its sole discretion from time to time (as so adjusted from to time, the “Base Salary”), and payable subject to standard payroll deductions and withholdings and in accordance with the Company’s regular payroll schedule. The prior sentence shall not limit Executive’s rights under Section 5 below.

Equity Compensation.  Subject to the approval of the Company’s Board of Directors (the “Board”) (or committee thereof), as soon as practicable and as close to the Hire Date (as soon as practically possible), the Company will grant Executive the equity awards set forth in Schedule I attached hereto (collectively, as granted from time to time, the “Equity Awards”).  Executive may be eligible for grants of equity awards in the future, subject to approval by the Board or committee thereof.  Each such award will be governed by the terms of the Company’s 2018 Equity Incentive Plan (as amended or amended and restated from time to time, the “Plan”), or any successor plan thereto, and the form of award agreement pursuant to which it is granted.

Annual Cash Bonus.  Executive will be eligible for an annual discretionary cash bonus of up to 45% of Executive’s Base Salary (the “Annual Bonus”) for each calendar year, to be prorated for 2024 in accordance with the Company’s Bonus Plan.  Whether Executive receives an Annual Bonus for any given year, and the amount of any such Annual Bonus, will be determined by the Company in its sole discretion based upon the Company’s and Executive’s achievement of objectives and milestones to be determined on an annual basis and will be subject to an annual multiplier as determined by the Board of Directors and Compensation Committee.  Any Annual Bonus that is awarded will be paid no later than the date that is two and a half (2½) months following the end of the applicable calendar year.  Executive must be employed on the day that Executive’s bonus (if any) is paid in order to earn the bonus (except as otherwise provided in Section 5 hereof).  Executive will not be eligible for, and will not earn, any Annual Bonus (including a prorated bonus) if Executive’s employment terminates for any reason before the payment date (except as otherwise provided in Section 5 hereof).

3.Standard Company Benefits. Executive shall be entitled to participate in all employee benefit programs for which Executive is eligible under the terms and conditions of the benefit plans that may be in effect from time to time and provided by the Company to its employees.  The Company reserves the right to cancel or change the benefit plans or programs it offers to its employees at any time.

4.Expenses.  The Company will reimburse Executive for reasonable travel or other expenses incurred by Executive in furtherance or in connection with the performance of Executive’s duties hereunder, in accordance with the Company’s expense reimbursement policy as in effect from time to time.

Termination of Employment; Severance

At-Will Employment.  Executive’s employment relationship is at-will.  Either Executive or the Company may terminate the employment relationship at any time, with or without cause or advance notice.

Termination Without Cause; Resignation for Good Reason.

(i)The Company may terminate Executive’s employment with the Company at any time without Cause (as defined below).  Further, Executive may resign at any time for Good Reason (as defined below). Such involuntary termination of Executive’s employment by the Company without Cause, or voluntary resignation by Executive for Good Reason, shall be referred to herein as an “Involuntary Termination,” provided such termination must also constitute a “separation from service” (as defined under Treasury Regulation Section 1.409A-1(h), without regard to any alternative definition thereunder, a “Separation from Service”).

(ii)In the event Executive is subject to an Involuntary Termination, and provided that Executive remains in compliance with the terms of this Agreement, the Company shall provide Executive with the following severance and bonus benefits:

(a)The Company shall pay Executive, as severance, 12 months of Executive’s then-current Base Salary (for the avoidance of doubt, prior to any reduction that would give rise to a resignation for Good Reason), subject to standard payroll deductions and withholdings (the “Severance”).  The Severance will be paid in equal installments on the Company’s regular payroll schedule over the 12 month period following Executive’s Separation from Service; provided, however, that no payments will be made prior to the 60th day following Executive’s Separation from Service.  On the 60th day following Executive’s Separation from Service, the Company will pay Executive in a lump sum the Severance that Executive would have received on or prior to such date under the standard payroll schedule but for the delay while waiting for the 60th day in compliance with Code Section 409A, with the balance of the Severance being paid as originally scheduled.

(b)  The Company shall promptly pay Executive the unpaid amount of any Annual Bonus awarded to him prior to the Involuntary Termination regardless of the requirement of Section 2.3 that Executive be employed by the Company on the payment date (the “Bonus Payment”);

(c) Provided Executive timely elects continued coverage under COBRA, the Company shall pay Executive’s COBRA premiums to continue Executive’s coverage (including coverage for eligible dependents, if applicable) (“COBRA Premiums”) through the period (the “COBRA Premium Period”) starting on Executive’s Separation from Service and ending on the earliest to occur of: (i) 12 months following Executive’s Separation from Service; (ii) the date Executive becomes eligible for group health insurance coverage through a new employer; or (iii) the date Executive ceases to be eligible for COBRA continuation coverage for any reason, including plan termination. In the event Executive becomes covered under another employer's group health plan or otherwise ceases to be eligible for COBRA during the COBRA Premium Period, Executive must immediately notify the Company of such event.  Notwithstanding the foregoing, if the Company determines, in its sole discretion  that it cannot pay the COBRA Premiums without a substantial risk of violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company instead shall pay to Executive, on the first day of each calendar month, a fully taxable cash payment equal to the applicable COBRA premiums for that month (including premiums for Executive and Executive’s eligible dependents who have elected and remain enrolled in such COBRA coverage), subject to applicable tax withholdings (such amount, the “Special Cash Payment”), for the remainder of the COBRA Premium Period.  Executive may, but is not obligated to, use such Special Cash Payments toward the cost of COBRA premiums.

(iii)  Involuntary Termination in Connection with a Change in Control

(a)  If a Change in Control  (as defined below) occurs during the Term and the successor corporation (or a parent or subsidiary of the successor corporation) (1) does not offer Executive employment on terms comparable to Executive’s then existing terms of employment or at the level at which the Executive currently has with the Company and in connection therewith, Executive terminates employment; or (2) Executive’s employment is terminated by such successor corporation without Cause or by Executive for Good Reason, within one-year after the Change in Control, then:

(a)the Company shall pay Executive’s accrued but unpaid Base Salary through the date of termination, at the rate in effect at the time of termination, accrued but unused vacation, and reimburse Executive for any unreimbursed business expenses incurred prior to the date of termination;

(b)the Company shall continue to pay Executive’s Base Salary at the rate in effect at the time of termination (without regard to any reduction in Base Salary that served as the basis for a resignation for Good Reason) for a period of twelve (12) months following the date of termination in accordance with the Company’s ordinary payroll practice;

(c) the Company shall pay Executive a Performance Bonus in an amount equal to 100% of the Annual Bonus target for the year in which such Change in Control Termination occurs, payable in lump sum (the “Bonus Payment”).;

(d)the Company shall provide the Continued Benefits to Executive for a period of 12 months following the date of termination or until he obtains new employment, whichever comes first; and

(e)If (x) Executive’s Equity Awards (or unvested portion thereof) are assumed or continued by the successor or acquiror entity in a Change in Control (as defined below) or such Equity Awards (or unvested portion thereof) are substituted or continued for similar awards of the successor or acquiror entity (as determined by the Board in its sole discretion), and (y) Executive is subject to a Change in Control Termination, then the Company will fully accelerate the vesting of any service- or time-based component of such Equity Awards, and accelerate the vesting of any performance based awards at 100% of the target level of achievement, effective as of the later of

(1) Executive’s last day of employment, or (2) the effective date of the Change in Control (the “Accelerated Vesting”). For the avoidance of doubt, the Equity Awards will be subject to the terms and conditions of the Plan (or any successor plan), including Section 9.3 of the Plan (or the corresponding provision of any successor plan). Consistent with the terms and conditions of Section 9.3 of the Plan (or the corresponding provision of any successor plan), in the event of a Change in Control, the Equity Awards shall (i) become fully vested and exercisable, (ii) be terminated in exchange for cash, rights or property based on the per share price associated with such Change in Control or (iii) continue in effect or be assumed or substituted with an equivalent award by the successor, as determined by the plan administration.

.

Termination for Cause; Resignation Without Good Reason; Death or Disability.

(i)The Company may terminate Executive’s employment with the Company at any time for Cause.  Further, Executive may resign at any time without Good Reason.  Executive’s employment with the Company may also be terminated due to Executive’s death or to a permanent disability that substantially interferes with the performance of his duties.  Any such termination shall be referred to herein as a “Non-Qualifying Termination.”

(ii)If Executive is subject to a Non-Qualifying Termination, then (a) Executive will cease vesting in the Equity Awards, (b) all payments of compensation by the Company to Executive hereunder will terminate immediately (except as to amounts already earned, which amounts shall be promptly paid; for the purposes of this Section 5, if the Non-Qualifying Termination occurs on account of the death or permanent disability of Executive, such portion of any Annual Bonus awarded to Executive prior to the Non-Qualifying Termination, which has not been paid shall be deemed fully earned, regardless of the requirement of Section 2.3 that Executive be employed by the Company on the payment date), and (c) subject to the foregoing, Executive will not be entitled to any severance benefits, including (without limitation) the Severance, COBRA Premiums, Special Cash Payments, Bonus Payment or Accelerated Vesting, unless required by law.

5.Conditions to Receipt of Severance, COBRA Premiums, Special Cash Payments, Bonus Payment and Accelerated Vesting.  Except as expressly set forth elsewhere in this Agreement to the contrary, including without limitation section 5.3(ii)(b), the receipt of any Severance, COBRA Premiums, Special Cash Payments, Bonus Payments or Accelerated Vesting in the event of an Involuntary Termination will be subject to Executive signing and allowing to become effective a separation agreement and release of claims in a form satisfactory to the Company (the “Separation Agreement”) within a time period specified by the Company (which shall be no sooner than 21 days or later than 60 days following Executive’s Separation from Service).  No Severance, COBRA Premiums, Special Cash Payments, Bonus Payment or Accelerated Vesting will be paid or provided until the Separation Agreement becomes effective.  Executive shall also resign from all positions and terminate any relationships as an employee, advisor, officer or director with the Company and any of its affiliates, each effective on the date of termination.

6.Section 409A.  It is intended that all of the severance benefits and other payments payable under this Agreement satisfy, to the greatest extent possible, the exemptions from the application of Code Section 409A provided under Treasury Regulations 1.409A-1(b)(4), 1.409A-1(b)(5) and 1.409A-1(b)(9), and this Agreement will be construed to the greatest extent possible as consistent with those provisions, and to the extent not so exempt, this Agreement (and any definitions hereunder) will be construed in a manner that complies with Section 409A.  For purposes of Code Section 409A (including, without limitation, for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii)), Executive’s right to receive any installment payments under this Agreement (whether severance payments, reimbursements or otherwise) shall be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder shall at all times be considered a separate and distinct payment.  Notwithstanding any provision to the contrary in this Agreement, if Executive is deemed by the Company at the time of Executive’s Separation from Service to be a “specified employee” for purposes of Code Section 409A(a)(2)(B)(i), and if any of the payments upon Separation from Service set forth herein and/or under any other agreement with the Company are deemed to be “deferred compensation”, then to the extent delayed commencement of any portion of such payments is required in order to avoid a prohibited distribution under Code Section 409A(a)(2)(B)(i) and the related adverse taxation under Section 409A, such payments shall not be provided to Executive prior to the earliest of (i) the expiration of the six-month period measured from the date of Executive’s Separation from Service with the Company, (ii) the date of Executive’s death or (iii) such earlier date as permitted under Section 409A without the imposition of adverse taxation.  Upon the first business day following the expiration of such applicable Code Section 409A(a)(2)(B)(i) period, all payments deferred pursuant to this Section shall be paid in a lump sum to Executive, and any remaining payments due shall be paid as otherwise provided herein or in the applicable agreement. No interest shall be due on any amounts so deferred. With respect to reimbursements or in-kind benefits provided to Executive hereunder (or otherwise) that are not exempt from Code Section 409A, the following rules shall apply: (i) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during any one of Executive’s taxable years shall not affect the expenses eligible for reimbursement, or in-kind benefit to be provided in any other taxable year, (ii) in the case of any reimbursements of eligible expenses, reimbursement shall be made on or before the last day of Executive’s taxable year following the taxable year in which the expense was incurred, (iii) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit.

7. 280G

           Section 280G. Notwithstanding anything to the contrary contained in this Agreement, to the extent that any of the payments and benefits provided for under this Agreement or any other agreement or arrangement between Executive and the Company (collectively, the “Payments”) constitute a “parachute payment” within the meaning of Section 280G of the Code and (ii) but for this Section 7, would be subject to the excise tax imposed by Section 4999 of the Code, then the Payments shall be payable either (i) in full or (ii) as to such lesser amount which would result in no portion of such Payments being subject to excise tax under Section 4999 of the Code; whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the excise tax imposed by Section 4999, results in Executive’s receipt on an after-tax basis, of the greatest amount of economic benefits under this Agreement, notwithstanding that all or some portion of such benefits may be taxable under Section 4999 of the Code. Unless Executive and the Company otherwise agree in writing, any determination required under this Section 7 shall be made in writing by the Company’s independent public accountants (the “Accountants”), whose reasonable determination shall be conclusive and binding upon Executive and the Company for all purposes. For purposes of making the calculations required by this Section 7, the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of the Sections 280G and 4999 of the Code. Executive and the Company shall furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this Section 7. If a reduction in Payments is necessary so that no portion of the Payments is subject to the excise tax under Section 4999 of the Code, reduction shall occur in the manner that results in the greatest economic benefit to Executive. If more than one method of reduction will result in the same economic benefit, the items so reduced will be reduced pro rata. If this Section 7 is applied to reduce an amount payable to Executive, and the Internal Revenue Service successfully asserts that, despite the reduction, Executive has nonetheless received payments which are in excess of the maximum amount that could have been paid to him without being subjected to any excise tax, then, unless it would be unlawful for the Company make such a loan or similar extension of credit to Executive, Executive may repay such excess amount to the Company though such amount constitutes a loan to Executive made at the date of payment of such excess amount, bearing interest at 120% of the applicable federal rate (as determined under section 1274(d) of the Code in respect of such loan).

8.  Definitions.

Cause.  For purposes of this Agreement, “Cause” for termination will mean:  (a) commission of any felony or crime involving dishonesty; (b) participation in any fraud against the Company; (c) the material breach of Executive’s duties to the Company of a nature or severity that the Company determines in its sole but reasonable discretion warrants immediate termination; (d) persistent unsatisfactory performance of job duties after written notice from the Company and at least thirty (30) days opportunity to cure (if deemed curable in the sole but reasonable discretion of the Company); (e) intentional damage to any property of the Company of a material nature; (f) misconduct, or other violation of Company policy that causes substantial or lasting harm; (g) material breach of any written agreement with the Company that continues uncured for thirty (30) days; and (h) conduct by Executive which in the good faith and reasonable determination of the Company demonstrates gross unfitness to serve.

Good Reason.  For purposes of this Agreement, Executive shall have “Good Reason” for resignation from employment with the Company if any of the following actions are taken by the Company without Executive’s consent: (a) a material reduction in Executive’s base salary which the parties mutually agree is a reduction of more than 10% of Executive’s base salary or (b) a material reduction in Executive’s duties (including responsibilities and/or authorities), provided, however, that a change in job position shall not be deemed a “material reduction” in and of itself unless Executive’s new title or duties are materially reduced from the prior title or duties; and provided further that a change in title or duties due to the Company becoming a division, subsidiary or other similar part of a larger organization shall not be deemed a “material reduction” in and of itself unless such new title or duties are materially reduced from the prior title or duties;

or (c) relocation of Executive’s principal place of employment to a place that increases Executive’s one-way commute by more than fifty (50) miles as compared to Executive’s then-current principal place of employment immediately prior to such relocation (except as noted in Section 1.3).  In order to resign for Good Reason, Executive must (i) give written notice to the Company’s CEO of the event(s) or circumstance(s) giving rise to Executive’s claim of Good Reason within thirty (30) days of the occurrence thereof (the “Claim Notice”), and (ii) allow the Company thirty (30) days from receipt of such Claim Notice to cure such event(s) or circumstance(s).  If the Company fails to cure such event(s) or circumstance(s) within such thirty (30) day cure period, Executive may resign for the stated Good Reason.  Notwithstanding the foregoing, the failure of Executive to actually resign on account such Good Reason within ninety (90) days after the expiration of the Company’s cure period therefor shall constitute a waiver by Executive of his right to resign for Good Reason on account of the event(s) or circumstance(s) described in the claim notice.

Change in Control. Except as set forth below, for purposes of this Agreement, “Change in Control” shall have the definition assigned to such term in the Company’s 2018 Equity Incentive Plan (but excluding subsection (d) of such definition). For purposes of Section 8 of this Agreement, “Change in Control” shall have the same meaning as the term “Change in Ownership or Control” as set forth in Treasury Regulation Section 1.280G-1.

9.Proprietary Information Obligations.

Confidential Information.  In connection with Executive’s employment with the Company, Executive will receive and have access to Company confidential information and trade secrets.  Accordingly, enclosed with this Agreement is an Invention and Confidential Information Agreement (the “Confidentiality Agreement”) which contains restrictive covenants and prohibits unauthorized use or disclosure of the Company’s confidential information and trade secrets, among other obligations.  Executive agrees to review the Confidentiality Agreement and only sign it after careful consideration.

Third-Party Agreements and Information.  Executive represents and warrants that Executive’s employment with the Company does not conflict with any prior employment or consulting agreement or other agreement with any third party, and that Executive will perform Executive’s duties to the Company without violating any such agreement.  Executive covenants that he will not use confidential information owned by a third party arising out of his prior employment, consulting, or other third party relationships, in connection with Executive’s employment with the Company, except as expressly authorized by that third party.  During Executive’s employment with the Company, Executive will use in the performance of Executive’s duties only information which is (i) generally known and used by persons with training and experience comparable to Executive’s own, (ii) common knowledge in the industry, (iii) otherwise legally in the public domain, (iv) obtained or developed by the Company or by Executive in the course of Executive’s work for the Company, or (v) known to Executive prior to his work for the Company and not confidential information belonging to a prior employer or any other third party.

10.Outside Activities During Employment.

Except with the prior written consent of the Chief Executive Officer, Executive will not during Executive’s employment with the Company undertake or engage in any other employment, occupation or business enterprise, other than ones in which Executive is a passive investor. To reach such consent, Executive must submit a written request to the Board for its approval that contains a description of the character and volume of the task. In the event the Board rejects Executive’s request for approval to perform such other task, the Company shall communicate its rejection in writing and without any delay as well as the Company shall state the reason for its rejection. In any event, Executive may engage in civic and not-for-profit activities so long as such activities do not materially interfere with the performance of Executive’s duties hereunder. Notwithstanding the foregoing and subject to Section 10.1 below, the Board consents to Executive serving on the board of directors of NorthStar Medical Technologies, LLC, Speratus Therepeutics, Inc., provided that the engagement does not conflict with any other terms in this Agreement, the Confidentiality Agreement, applicable law, or Company written policies.

10.1No Adverse Interests. Executive agrees not to acquire, assume or participate in, directly or indirectly, any position, investment or interest known to be adverse or antagonistic to the Company, its business or prospects, financial or otherwise.

11.Dispute Resolution.  To ensure the timely and economical resolution of disputes that may arise in connection with Executive’s employment with the Company, Executive and the Company agree that any and all disputes, claims, or causes of action arising from or relating to the enforcement, breach, performance, negotiation, execution, or interpretation of this Agreement, the Confidentiality Agreement, or Executive’s employment, or the termination of Executive’s employment, including but not limited to all statutory claims, with the exception of discrimination and harassment claims, will be resolved pursuant to the Federal Arbitration Act, 9 U.S.C. §1-16 (the “FAA”), and to the fullest extent permitted by law, by final, binding and confidential arbitration by a single arbitrator conducted in New York, New York by Judicial Arbitration and Mediation Services Inc. (“JAMS”) under the then applicable JAMS rules appropriate to the relief being sought (the applicable rules are available at the following web addresses: (i) https://www.jamsadr.com/rules-employment-arbitration/ and (ii) https://www.jamsadr.com/rules-comprehensive-arbitration/); provided, however, this arbitration provision shall not apply to any action or claim that cannot be subject to mandatory arbitration as a matter of law, including, without limitation, claims involving allegations of sexual harassment and discrimination, to the extent such claims are not permitted by applicable law(s) to be submitted to mandatory arbitration and the applicable law(s) are not preempted by the FAA or otherwise invalid (collectively, the “Excluded Claims”). A hard copy of the rules will be provided to Executive upon request. A hard copy of the rules will be provided to Executive upon request.  By agreeing to this arbitration procedure, both Executive and the Company waive the right to resolve any such dispute through a trial by jury or judge or administrative proceeding. In addition, all claims, disputes, or causes of action under this section, whether by Executive or the Company, must be brought in an individual capacity, and shall not be brought as a plaintiff (or claimant) or class member in any purported class or representative proceeding, nor joined or consolidated with the claims of any other person or entity.  The Arbitrator may not consolidate the claims of more than one person or entity, and may not preside over any form of representative or class proceeding.  To the extent that the preceding sentences regarding class claims or proceedings are found to violate applicable law or are otherwise found unenforceable, any claim(s) alleged or brought on behalf of a class shall proceed in a court of law rather than by arbitration.  The Company acknowledges that Executive will have the right to be represented by legal counsel at any arbitration proceeding.  Questions of whether a claim is subject to arbitration under this Agreement) shall be decided by a federal court in the State of New York.  However, procedural questions which grow out of the dispute and bear on the final disposition are matters for the arbitrator.  The arbitrator shall:  (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; (b) issue a written arbitration decision, to include the arbitrator’s essential findings and conclusions and a statement of the award; and (c) be authorized to award any or all remedies that Executive or the Company would be entitled to seek in a court of law.  Executive and the Company shall equally share all JAMS’ arbitration fees. To the extent JAMS does not collect or Executive otherwise does not pay to JAMS an equal share of all JAMS’ arbitration fees for any reason, and the Company pays JAMS Executive’s share, Executive acknowledges and agrees that the Company shall be entitled to recover from Executive half of the JAMS arbitration fees invoiced to the parties (less any amounts Executive paid to JAMS) in a federal or state court of competent jurisdiction. Except as otherwise provided in the Confidentiality Agreement, each party is responsible for its own attorneys’ fees.  Nothing in this Agreement is intended to prevent either Executive or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration.  Any awards or orders in such arbitrations may be entered and enforced as judgments in the federal and state courts of any competent jurisdiction. To the extent a New York federal court determines that any applicable law prohibits mandatory arbitration of Excluded Claims, if Executive intends to bring multiple claims, including one or more Excluded Claims, the Excluded Claim(s) may be publicly filed with a court, while any other claims will remain subject to mandatory arbitration.

12.General Provisions.

Employment Contingencies. Executive’s employment is contingent upon a satisfactory reference check and satisfactory proof of Executive’s right to work in the United States.  If the Company informs Executive that Executive is required to complete a background check, Executive’s offer or continuation of employment is contingent upon satisfactory clearance of such background check. Executive agrees to assist as needed and to complete any documentation at the Company’s request to meet these conditions.

Notices.  Any notices provided under this Agreement must be in writing and will be deemed effective upon the earlier of personal delivery (including delivery by fax or email, against confirmed receipt) or the next day after sending by overnight carrier, to the Company at its primary office location and to Executive at the address as listed on the Company payroll, in each case against confirmed delivery.

Severability.  Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction to the extent possible in keeping with the intent of the parties.

Waiver.  Any waiver of any breach of any provisions of this Agreement must be in writing to be effective.  A waiver given by a party in one instance shall not  be deemed to have waived any preceding or succeeding breach of the same or any other provision of this Agreement.

Complete Agreement.  This Agreement, together with the Confidentiality Agreement and Schedule 1, constitutes the entire agreement between Executive and the Company with regard to this subject matter and is the complete, final, and exclusive embodiment of the Parties’ agreement with regard to this subject matter.  This Agreement is entered into without reliance on any promise or representation, written or oral, other than those expressly contained herein, and it supersedes any other such promises, warranties or representations.  It cannot be modified or amended except in a writing signed by Executive and a duly authorized officer of the Company.

Counterparts.  This Agreement may be executed in separate counterparts, any one of which need not contain signatures of more than one party, but all of which taken together will constitute one and the same Agreement.

Headings.  The headings of the sections hereof are inserted for convenience only and shall not be deemed to constitute a part hereof nor to affect the meaning thereof.

Successors and Assigns.  This Agreement is intended to bind and inure to the benefit of and be enforceable by Executive and the Company, and their respective successors, assigns, heirs, executors and administrators, except that Executive may not assign any of his duties hereunder and he may not assign any of his rights hereunder without the written consent of the Company, which shall not be withheld unreasonably.

Tax Withholding and Indemnification.  All payments and awards contemplated or made pursuant to this Agreement will be subject to withholdings of applicable taxes in compliance with all relevant laws and regulations of all appropriate government authorities.  Executive acknowledges and agrees that the Company has neither made any assurances nor any guarantees concerning the tax treatment of any payments or awards contemplated by or made pursuant to this Agreement.  Executive has had the opportunity to retain a tax and financial advisor and fully understands the tax and economic consequences of all payments and awards made pursuant to the Agreement.

Choice of Law.  All questions concerning the construction, validity and interpretation of this Agreement will be governed by the laws of the State of New York.

IN WITNESS WHEREOF, the Parties have executed this Agreement on the day and year written below.

Y-mAbs Therapeutics, Inc.

By:	/s/ Mike Rossi
Mike Rossi
CEO

Date:	06/28/2024

Executive

/s/ Peter Pfreundschuh
Peter Pfreundschuh

Date:	06/28/2024

ATTACHMENTS:  SCHEDULE I

Schedule 1

Executive shall be entitled to participate in the Plan (the Company’s 2018 Equity Incentive Plan). All awards shall be subject to the terms and conditions applicable to awards granted under the Plan and the form of award agreement evidencing such awards.

Subject to the approval of the Company’s Board of Directors (or the Compensation Committee thereof), as soon as practicable and as close to the Hire Date, Executive shall be granted an option to purchase 170,000 shares of the Company’s Common Stock (the “Option”).

The Option shall be granted with an exercise price at least equal to the fair market value of the Company’s Common Stock on the date of grant and shall have an expiration date of no more than 10 years following the date of grant (subject to earlier expiration pursuant to the Plan and the applicable form of award agreement).

The Option shall vest and become exercisable over four years of continuous service provided by the Executive, with 25% of the Option shares becoming vested and exercisable after completion of 12 months of continuous service following the Hire Date, and 1/48th of the total Option shares becoming vested and exercisable after the completion of each month of continuous service thereafter  on the same day of the month as the Hire Date (or if there is no corresponding day, on the last day of the month).

Subject to the approval of the Company’s Board of Directors (or the Compensation Committee thereof), as soon as reasonably practicable following the Hire Date, Executive shall be granted 46,000 Restricted Stock Units of the Company’s Common Stock (the “RSU”).

The RSUs awarded shall vest in three (3) equal annual increments each of one-third (1/3) of the total number awarded on the first, second, and third anniversary of the Vesting Commencement Date.

In addition, the Executive may be eligible for future grants at the sole discretion of the Board of Directors (or the Compensation Committee thereof), including full eligibility for equity grants relating to the close of fiscal 2024, in accordance with the Equity Granting Policy , and subject to Hire Date.